*AB 3/1



10036120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.H. Haynes & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Fifth Avenue, 5th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amanda Haynes-Dale (212) 826-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

AB 3/17

OATH OR AFFIRMATION

I Amanda Haynes-Dale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.H. Haynes & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


LESLIE M PIRCHINELLO
Notary Public - State of New York
NO. 01PI6205062
Qualified in Kings County
My Commission Expires 5/4/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. H. HAYNES & CO., INC.

711 FIFTH AVENUE
NEW YORK, N.Y. 10022
(212) 826-2909 / TEL
(212) 826-2419 / FAX

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

****

A.H. Haynes & Co., Inc.
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	39,407
Deposit with clearing organization (consisting of securities with a market value of $158,529)		158,529
Receivable from broker-dealers		1,250
Investment in partnership		178,867
Advances to stockholder		1,221,565
Furniture and fixtures (net of accumulated depreciation of $15,501)		25,775
Other assets		100,821
Total assets	**$**	**1,726,214**
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilites	$	54,989
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		10,000
Retained earnings		1,661,225
Total stockholder's equity		1,671,225
Total liabilities and stockholder's equity	**$**	**1,726,214**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

A.H. Haynes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is also a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker principally under a clearance agreement with another broker-dealer (clearing broker), who assumes and maintains the accounts of the Company's customers. The Company transacts its business with customers located throughout the United States.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions are recorded as follows: commission income, commission expenses and management fees are recorded on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis is deemed to be immaterial.

Investment in Partnership

The Company invests in an investment partnership ("IP") and carries its investment at fair value using the underlying value of the net assets of the IP. The change in fair value is treated as income (loss) on the statement of income.

Furniture and Fixtures

Furniture and fixtures is stated at cost less accumulated depreciation. Depreciation of furniture and fixtures is computed using both the straight line and accelerated methods over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Income Taxes

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at the minimum rate. The stockholder is required to report separately her distributive share of the Company's income or loss to federal and state tax authorities. New York City, however, does not recognize S Corporation status, and therefore, the Company is taxed at regular corporation tax rates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

3. Clearance Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities at a level acceptable to the clearing broker.

4. Commitments

In June 2007, the Company entered into a sub-lease agreement for new office space at a monthly rate of $6,400 (reduced to $5,375 as of January 1, 2009) plus its pro-rata share of escalation costs. The sub-lease agreement expired in June 2009. The Company is currently operating under a month-to-month tenancy.

5. Related Party

The Company receives management fees from transactions with a company affiliated through common ownership.

Advances outstanding at December 31, 2009 to the Company's sole stockholder, amount to approximately $1,222,000, are non-interest bearing and due on demand.

6. Employee Retirement Plans

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees who have attained age 21, and provides for participants to defer salary amounts up to statutory limitations. The Company makes a discretionary matching contribution based on the salary deferrals contributed by each participant.

The Company is a co-sponsor, with an affiliate, of a defined contribution profit sharing plan covering all of the Company's full-time employees who have attained age 21. The contribution, which is at management's discretion, is determined annually.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2009, the Company had net capital, as defined, of $105,739 which exceeded the required minimum net capital of $5,000 by $100,739. Aggregate indebtedness at December 31, 2009 was $54,989. The ratio of aggregate indebtedness to net capital was .52 to 1.

8. Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. The Company did not hold any Level 2 investments during 2009.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include investments in an investment partnership which is in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2009.

	Classification	Total	Level 1	Level 3
Securities held on deposit with clearing broker	Asset	$ 158,529	$ 158,529	
Investment in partnership	Asset	178,867		$ 178,867
Totals		$ 337,396	$ 158,529	$ 178,867

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3).

	Total	Investment in Partnership
Beginning balance, December 31, 2008	$ 145,509	$ 145,509
Purchases	-	-
Transfers in/out of Level 3	-	-
Change in net unrealized gains/(losses)	33,358	33,358
Realized gains/(losses)	-	-
Ending balance, December 31, 2009	$ 178,867	$ 178,867

Gains and (losses), realized and unrealized, if any, are included in net increase (decrease) in fair value of investments in the Statement of Income.

9. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker (J.P. Morgan Clearing Corp.), and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its contractual obligations.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank (J.P.Morgan Private Bank) and clearing broker. The accounts at its bank and clearing broker contain cash and cash and securities (clearing broker). Balances at its bank are generally insured by the Federal Deposit Insurance Corporation up to $250,000. Balances at its clearing broker are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

10. Subsequent Events

The Company has evaluated subsequent events through February 17, 2010, the date the financial statements were available for issuance.

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The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditor's Report

To the Board of Directors
A.H. Haynes & Co., Inc.

We have audited the accompanying statement of financial condition of A.H. Haynes & Co., (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of A.H. Haynes & Co., Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



New York, N.Y.
February 17, 2010